Exhibit 11

BONE CARE INTERNATIONAL, INC.
Statement Regarding Computation of Loss Per Share

	Three Months Ended		Nine Months Ended	
	March 31, 2001	March 31, 2000	March 31, 2001	March 31, 2000
Net loss	$(2,221,316)	$(2,374,693)	$(6,639,797)	$(6,849,001)
Weighted average number of common shares	13,929,414	11,415,586	12,532,412	10,943,047
Net loss per common share - basic and diluted	$(0.16)	$(0.21)	$(0.53)	$(0.62)

15